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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07005446

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2007
WASH, D.C.
153
SECTION

SEC FILE NUMBER
8-65234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Halpern Capital, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue, Suite 500
(No. and Street)

Aventura	Florida	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Baruch Halpern 786-787-0347
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Halpern Capital, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Margaret Powell
Commission #DD609941
Expires: OCT. 30, 2010
WWW.AARONNOTARY.com

Signature

President
Title

Public Notary
Margaret Powell

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 30, 2006

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Stockholders'
Halpern Capital, Inc.

We have audited the accompanying statement of financial condition of Halpern Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, the computation and reconciliation of net capital and the computation of aggregate indebtedness, as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2007

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 368,395
Deposits held by clearing organization	262,557
Receivable from clearing organization	39,716
Receivable from customers	74,115
Furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $136,014	160,353
Other assets	43,666
Total assets	$ 948,802

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Contractor fees and commissions payable	$ 42,889
Compensation payable	200,000
Litigation reserve	67,345
Accounts payable and accrued expenses	47,410
Total liabilities	357,644
Stockholders' equity:	
Class A voting common stock, par value $0.01 , 10,000 share authorized, issued and outstanding	100
Class B nonvoting common stock, par value $0.01, 2,000,000 shares authorized, 990,000 issued and outstanding	9,900
Additional paid-in capital	296,495
Retained earnings	284,663
Total stockholders' equity	591,158
Total liabilities and stockholders' equity	$ 948,802

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Investment banking	$ 2,100,888
Commissions	954,724
Research	3,751
Interest and other	55,152
Total revenue	3,114,515
EXPENSES:	
Commissions to contractors and others	$ 1,052,743
Employee compensation and benefits	964,905
Occupancy expense	123,486
Regulatory and clearing fees	110,943
Depreciation and amortization	59,193
Telephone and communications	28,583
Professional fees	17,354
Other expenses	100,382
Total expenses	2,457,589
Net income	$ 656,926

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2006	1,000	$ 100	990,000	$ 9,900	$ 296,495	$ 994,060	$ 1,300,555
Distributions	-	-	-	-	-	(1,366,323)	(1,366,323)
Net income	-	-	-	-	-	656,926	656,926
Balance, December 31, 2006	1,000	$ 100	990,000	$ 9,900	$ 296,495	$ 284,663	$ 591,158

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows form operating activities:	
Net income	$ 656,926
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	59,193
Changes in assets and liabilities:	
Deposit with clearing organizations	(10,237)
Due from clearing broker	101,277
Receivable from customers	(49,653)
Other assets	(4,230)
Contractor fees and commissions payable	(69,838)
Compensation payable	200,000
Litigation reserve	67,345
Accounts payable and accrued expenses	(37,188)
Net cash provided by operating activities	913,595
Cash flows from investing activities:	
Purchase of fixed assets	(1,145)
Net cash used in investing activities	(1,145)
Cash flows from financing activities:	
Distributions to stockholders	(1,366,323)
Net cash used in investing activities	(1,366,323)
Decrease in cash during the year	(453,873)
Cash at the beginning of the year	822,268
Cash at the end of the year	$ 368,395
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Halpern Capital, Inc. (the "Company") was incorporated in the state of Florida on December 27, 2000, and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company derives its revenue from acting as a placement agent or finder in private placements and from earning commissions on security transactions. The Company clears its securities transactions through Bear Stearns Securities Corp. (the "Clearing Broker") on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Deposit held by clearing broker – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of cash and the Clearing Broker requires a minimum of $250,000 remain in the account. The additional $12,557 shown on the Statement of Financial Condition is the result of earnings on the deposit. Interest earned is recorded as interest income.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over various estimated useful lives. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Depreciation includes amortization expense for leasehold improvements.

Revenue recognition – Investment banking revenue included fees and commissions earned from obtaining equity and/or debt financing for clients and are recorded when earned. Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred.

Income taxes – The Company elected to be an S corporation effective January 11, 2002. Under this election, the income or loss of the Company is allocated to the respective stockholders and included on their individual returns.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HALPERN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 30, 2006

3. RECEIVABLE FROM CUSTOMERS

The Company performs investment banking services for various financial institutions and companies and this receivable represents monies owed by such customers for these services.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

		Estimated Economic Life
Computer equipment and software	$ 39,670	3 years
Leasehold improvements	33,856	5 years
Furniture and equipment	222,841	5 years
	296,367	
Less: accumulated depreciation and amortization	136,014	
	$ 160,353	

Depreciation and amortization recorded for the year ended December 31, 2006 was $59,193.

5. LEASE OBLIGATION

The Company's offices are located in Aventura, Florida. On March 30, 2004, the Company signed a five year sub-lease agreement with a commencement date of December 2004. The sub-lease agreement is by and between the Company, S. Shapiro Corporation (a company whose president is the wife of the President of the Company) and the landlord. The sub-lease provides for base rent (subject to an annual increase of 3%), plus an operating expense charge.

Minimum annual payments (excluding operating expense charges) under the leases as of December 31, 2006, for the remaining four years of the leases are as follows:

2007	132,613
2008	136,591
2009	140,689
	$ 409,893

Lease expense for the year ended December 31, 2006 was $121,516.

HALPERN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

6. CONCENTRATION OF BUSINESS AND CREDIT RISK

A contractor accounted for approximately 75% of the Company's commission revenue and contractor fees paid by the Company during the year ended December 31, 2006.

From time to time the Company may have cash deposits with its bank or its clearing broker that exceed levels insured by the bank and clearing broker. However, management of the Company believes the money to be secure.

7. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2006, the Company's net capital was $305,151 as defined by the SEC, which was $205,151 in excess of its minimum net capital requirement of $100,000, which amount was greater than 6 2/3% of aggregate indebtedness ($23,843). The Company's percentage of aggregate indebtedness to net capital was approximately 117.2% versus the maximum allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2006 FOCUS IIA and this audit are shown in the attached required supplemental information to these audited financial statements. There were no audit adjustments.

HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Calculation of Net Capital:

Total stockholders' equity qualified for net capital	$ 591,158
Adjustments to deduct non-allowable assets:	
Prepaid expenses, miscellaneous receivables and other assets	82,537
Furniture, equipment and leasehold improvements, net	160,353
Deposits	43,117
	286,007
Net capital before haircuts on securities positions	305,151
Haircuts on securities positions	-
Net capital	305,151
Less: minimum net capital based on the greater of $100,000 or 6 2/3% of aggregate indebtedness ($23,843)	100,000
Net capital in excess of minimum requirement	$ 205,151
Excess net capital at 1000%	

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 305,150
Rounding	1
Net capital per above	$ 305,151

HALPERN CAPITAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

CALCULATION OF AGGREGATE INDEBTEDNESS

Compensation payable	$ 200,000
Litigation reserve	67,345
Contractor fees and commissions payable	42,889
Accounts payable and accrued expenses	47,410
Total aggregate indebtedness	$ 357,644
Percentage of aggregate indebtedness to net capital	117.2%
6 2/3% of aggregate indebtedness	$ 23,843



LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Halpern Capital, Inc.

In planning and performing our audit of the financial statements of Halpern Capital, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hoadley, Seland & Retzoff, P.A.

February 21, 2007

END